January 24, 2020

Justin Enbody
Chief Financial Officer
Kennedy-Wilson Holdings, Inc.
151 S El Camino Drive
Beverly Hills, CA 90212

       Re: Kennedy-Wilson Holdings, Inc.
           Amendment No. 1 to Registration Statement on Form S-3
           Filed January 17, 2020
           File No. 333-235472

Dear Mr. Enbody:

        We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 2, 2020 letter.

Amendment No. 1 to Registration Statement of Form S-3

General

1. We note your response to comment 1 and we reissue it in part. Since you acknowledge that the exclusive forum provision in your amended and restated bylaws does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
 Justin Enbody
FirstName LastNameJustin Enbody
Kennedy-Wilson Holdings, Inc.
Comapany NameKennedy-Wilson Holdings, Inc.
January 24, 2020
Page 2
January 24, 2020 Page 2
FirstName LastName
       Please contact Ronald (Ron) Alper at 202-551-3329 or David Link at 202-551-3356 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:      Julian Kleindorfer